

Mail Stop 6010

January 15, 2009

<u>Via U.S. Mail</u>

Mr. James B. McCarthy
Interim Chief Executive Officer
Protein Polymer Technologies, Inc.
11494 Sorrento Valley Road
San Diego, CA   92121

      RE: Protein Polymer Technologies, Inc.
              Form 10-KSB for the year ended December 31, 2007
              Filed May 12, 2008
              File No. 0-19724

Dear Mr. McCarthy:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                     Sincerely,

                     Kevin L. Vaughn
                     Accounting Branch Chief